August 15, 2017

Lyn Shenk

Branch Chief

Office of Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Bloomin’ Brands, Inc.
Form 10-K for Fiscal Year Ended December 25, 2016
Filed February 22, 2017
File No. 001-35625

Dear Lyn Shenk:

The purpose of this letter is to provide the response of Bloomin’ Brands, Inc. (the “Company”) to the comments set forth in your letter dated August 3, 2017. For your convenience, your comments have been reproduced in their entirety followed by our response.

Form 10-K for Fiscal Year Ended December 25, 2016

Management’s Discussion and Analysis

Segments, page 44

1.	We note your presentation of restaurant-level operating margin excludes general and administrative expenses. Please provide disclosure here, and elsewhere in the filing where the measure is presented, explaining that these costs, and any other excluded costs, are not included in this measure and the reason for their exclusion. Your disclosure should also explain the limitations of the usefulness of this measure to emphasize that the excluded costs are essential to support the operations of your restaurants.

Response:

In the Company’s Form 10-Q for the quarter ended June 25, 2017, the Company provided additional disclosure regarding the costs that are excluded from its calculation of restaurant-level operating margin under the heading “Management’s Discussion & Analysis of Financial Condition and Results of Operations – Key Performance Indicators.”

That disclosure is also set forth below, followed by additional proposed disclosure to address the limitations on the usefulness of its measure of restaurant-level operating margin, which the Company proposes to provide in future filings. This disclosure would continue to be presented under “Management’s Discussion & Analysis of Financial Condition and Results of Operations – Key Performance Indicators,” with cross-references to such disclosure where restaurant-level operating margin is presented elsewhere in the Company’s filing under the “Segments” heading.

August 15, 2017

Ms. Lyn Shenk

•	Restaurant-level operating margin, Income from operations, Net income and Diluted earnings per share — financial measures utilized to evaluate our operating performance.

Restaurant-level operating margin is widely regarded in the industry as a useful metric to evaluate restaurant level operating efficiency and performance of ongoing restaurant-level operations, and we use it for these purposes, overall and particularly within our two segments. Our restaurant-level operating margin is expressed as the percentage of our Restaurant sales that Cost of sales, Labor and other related and Other restaurant operating (including advertising expenses) represent, in each case as such items are reflected in our Consolidated Statement of Operations. The following categories of our revenue and operating expenses are not included in restaurant-level operating margin because we do not consider them reflective of operating performance at the restaurant-level within a period:

(i)	Franchise and other revenues which are earned primarily from franchise royalties and other non-food and beverage revenue streams, such as rental and sublease income.

(ii)	Depreciation and amortization which, although substantially all of which is related to restaurant-level assets, represent historical sunk costs rather than cash outlays for the restaurants.

(iii)	General and administrative expense which includes primarily non-restaurant-level costs associated with support of the restaurants and other activities at our corporate offices.

(iv)	Asset impairment charges and restaurant closing costs which are not reflective of ongoing restaurant performance in a period.

Restaurant-level operating margin excludes various expenses, as discussed above, that are essential to support the operations of our restaurants and may materially impact our Consolidated Statement of Operations. As a result, restaurant-level operating margin is not indicative of our consolidated results of operations and is presented exclusively as a supplement to, and not a substitute for, net income or income from operations. In addition, our presentation of restaurant operating margin may not be comparable to similarly titled measures used by other companies in our industry.

If you have any questions, feel free to contact me at (813) 282-1225.

Sincerely,

/s/ David J. Deno
David J. Deno
Executive Vice President and Chief Financial and Administrative Officer